July 18, 2013

Via EDGAR

United States Securities and Exchange Commission
Washington, DC  20549

ETFS Gold Trust

File No.: 1-34441

Form 10-K for Fiscal Year ended December 31, 2012

Filed February 28, 2013

Dear Ladies & Gentlemen:

            On behalf of the ETFS Gold Trust (the “Trust”) sponsored by ETF Securities USA LLC, we submit the following acknowledgements and representations of the Trust in connection with the letter of our counsel, Katten Muchin Rosenman LLC, dated July 10, 2013, that was submitted to the Securities and Exchange Commission (the “Commission”) on behalf of the Trust:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            If you have any further comments on questions about the foregoing, please do not hesitate to contact me at (011) 44-1534-825-509.

Very truly yours,

/s/  Christopher Foulds
Christopher Foulds
Chief Financial Officer and Treasurer

cc:            Beth Frohlichstein, Attorney-Adviser
            Thomas Kluck, Legal Branch Chief

            Kathleen Moriarty, Partner, Katten Muchin Rosenman LLP

            Peter Shea, Partner, Katten Muchin Rosenman LLP

            Mark Rakip, Staff Accountant

            Kevin Woody, Accounting Branch Chief